MONARCH PRODUCTIONS

Ronald Boe, CEO
1400 Quail St. #240
Newport Beach, Ca. 92660
949-292-6867
rb@metrosportsmedia.com

Date July 15th, 2019

Mr. Wayne Allyn Root, CEO
VegasWINNERS, Inc.
1180 North Town Center Drive
Suite 100 #179
Las Vegas, NV 89144

Dear Mr. Root:

You have retained us and we hereby agree to serve as your media placement agency in accordance with and subject to the following terms and conditions:

1. Assignment

Our assignment shall relate to the following products or services: Placement of Media on the following Sports TV networks for the 2020 Football season with the related costs thereto:

ESPN/2...	$ 15,000
FS1, (Fox Sports Net)	$ 15,000
NBCSN	$ 15,000
CBSSN	$ 5,000
NFL/ESPN Net	$ 5,000
Total	$ 55,000

(a) During the term of this agreement, we have the responsibility of preparing and placing media with respect to such product(s) or service(s). You may assign additional products or services to us from time to time, subject to our ability to handle same. If additional products or services are assigned to us and we agree to handle same, our additional compensation must be agreed upon in writing. All other terms and conditions hereof shall apply in the same manner as with respect to the originally assigned product(s) or service(s), unless otherwise mutually agreed to in writing. We are

authorized to act as your agent in purchasing materials and services required to produce advertising on your behalf.

(b) During the term of this agreement, we shall not accept any assignment with respect to products or services competitive to those assigned by you to us.

2. Nature of Services

We shall perform the following services for you in connection with the planning, preparing and placing of media for your product(s) or service(s):

(a) Study your products or services;

(b) Analyze your present and potential markets;

(c) Create, prepare and submit to you, for approval, advertising ideas and programs;

(d) Employ on your behalf our knowledge of available media and means that

can be profitably used to advertise your product or services;

(e) Prepare and submit to you, for approval, estimates of costs of these recommended advertising programs;

(f) Write, design, illustrate, produce or otherwise prepare your advertisements, including commercials to be broadcast, or other appropriate forms of your message;

(g) Order the space, time, or other means to be used for your advertising, endeavoring to secure the most advantageous rates available;

(h) Properly incorporate the message in mechanical or other form, and forward it with proper instructions for the fulfillment of the order;

(i) Check and verify insertions, displays, broadcasts or other means used, to such degree as is usually performed by advertising agencies; and

(j) Audit invoices for space, time, material preparation and services.

3. Compensation

The basis of our compensation shall be as follows:

(a) On all media purchased by us on your behalf, our commission will yield us fifteen (15%) percent of such gross amount as agency commission built into the price of the advertising.

(b) You agree to reimburse us for such cash outlays as we may incur, such as forwarding and mailing, telephoning and travel, in connection with services rendered in relation to your account.

4. <u>Billing and Payment Procedures</u>

(a) We shall invoice you for all media costs sufficiently in advance of our payment date to media to permit payment by you to enable us to take advantage of all available cash discounts.

(b) The cost of production materials and services shall be billed by us upon completion of the production job or upon receipt of supplier invoices prior thereto.

(c) On all outside purchases other than media, we shall attach to the invoice proof of billed charges from suppliers.

(d) All cash discounts on agency purchases including, but not limited to, media, art, printing and mechanical work, shall be passed on to you, provided our billing terms are complied with, and there is no overdue indebtedness to us at the time of our payment to the vendor.

(e) Rate or billing adjustments shall be credited or charged to you on the first billing date after we have been invoiced or as soon thereafter as otherwise practical.

(f) All invoices shall be rendered on or about the first day of each month and will be payable the tenth day of the month.

(g) Invoices shall be submitted in an itemized format. Interest will be charged on overdue invoices at a rate of twelve (12%) per annum or the maximum permitted by law, whichever is less. In the event we are required to use legal process to recover any amounts due us, you agree to reimburse us for any costs associated therewith, including reasonable attorneys fees.

5. <u>Safeguarding of Property</u>

(a) We shall take all reasonable precautions to safeguard any of your property entrusted to our custody or control, but in the absence of negligence on our part or willful disregard by us for your property rights, we shall not be responsible for any loss, damage, destruction, or unauthorized use by others of any such property.

(b) We shall not be responsible for the return of engravings after their use in publications, unless you specifically request their return before they are sent to the publications.

6. <u>Indemnities</u>

(a) We shall indemnify and hold you harmless with respect to any claims or actions against you, based upon material prepared by us and not materials furnished by you, involving any claim for libel, slander, piracy, plagiarism, invasion of privacy or infringement of copyright.

(b) You will indemnify and hold us harmless with respect to any claims or actions instituted by third parties which result from the use by us of material furnished by you or where material created by us is substantially changed by you. Information or data obtained by us from you to substantiate claims made in advertising shall be deemed to be
"materials furnished by you."

(c) In the event of any proceeding against you by any regulatory agency or in the event of any court action or self-regulatory action challenging any advertising prepared by us, we shall assist in the preparation of the defense of such action or proceeding and cooperate with you and your attorneys. You will reimburse us any out-of-pocket costs we may incur in connection with any such action or proceeding, unless same is our responsibility pursuant to (a) above.

(d) You agree to indemnify us and hold us harmless with respect to any death, personal injury or property damage claims or actions arising from the use of your products or services. If you secure Product Liability Insurance with respect to the use of any products assigned to us, you will cause us to be named as a co-insured and maintain such policy at your cost and expense.

7. Term of Agreement

(a) The term of this agreement will commence on July 15th, 2019 and will continue in full force and effect until terminated by either party upon written notice of such intention given to the other party not less than ninety (90) days in advance, provided that in no event may this agreement be terminated effective prior to the expiration of twelve (12) months from the commencement of the term.

(b) The rights, duties and responsibilities of this agency shall continue in full force during the period of notice, including the ordering and billing of advertising in print media whose published closing dates fall within such period and the ordering and billing of advertising in broadcast media where the air dates fall within such period.

8. Ownership

(a) As between you and us, all advertising materials prepared by us and accepted and paid for by you for use in advertising hereunder shall become your property. It is understood that there may be limitations on the use and ownership of materials by virtue of the rights of third parties. Whenever possible, we shall advise you of the existence of such limitations.

(b) At termination of this agreement, you agree that any advertising, merchandising, packaging and similar plans and ideas prepared by us and submitted to you (whether submitted separately or in conjunction with or as part of other material) but not used by you, shall remain our property unless it was either mutually agreed in writing that any such plan or idea became your property, or specific payment of the cost of its development was agreed upon and made by you. You agree to return to us any copy, artwork, plates, or other physical embodiment of the creative work relating to any such ideas or plans, which may be in your possession upon termination.

9. Rights Upon Termination

(a) Upon termination of this contract, we shall transfer, assign and make available to you or your representative, all property and materials in our possession or control belonging to and paid for by you, subject, however, to any rights of third parties of which we have informed you.

(b) We also agree to give all reasonable cooperation toward transferring, with approval of third parties in interest, all contracts and other arrangements with advertising media or others for advertising space, facilities and talent, and other materials yet to be used, and all rights and claims thereto and therein, upon being duly released from the obligation thereof. You recognize that talent

contracts with members of certain labor unions or guilds generally cannot be assigned except to signatories to the collective bargaining agreements governing the services rendered by such talent.

(c) Upon termination, no rights or liabilities shall arise out of this relationship, regardless of any plans which may have been made for future advertising, except that any noncancelable contracts made on your authorization and still existing at termination hereof, which contracts were not or could not be assigned by us to you or someone designated by you, shall be carried to completion by us and paid for by you in the manner described in Paragraph 3 above.

10. Arbitration of Disputes

The sole remedy for the resolution of disputes between the parties to this agreement shall be arbitration before one arbitrator, in accordance with the Commercial Arbitration Rules of the American Arbitration Association, such arbitration to be held in the City of Las Vegas, State of Nevada.

11. Notices

Any notice pursuant to this contract must be given by registered mail or by hand delivery. It will be deemed given on the day of mailing or, in case of hand delivery on the day of delivery.

12. Governing Law

This agreement shall be interpreted in accordance with the laws of the State of Nevada pertaining to contracts made and performed entirely therein.

If the above accords with your understanding and agreement, kindly indicate your consent hereto by signing in the place provided below.

Very truly yours,
Monarch Productions

DocuSigned by:
By: Ron Boe
Ronald Boe, CEO

VegasWINNERS, Inc.

DocuSigned by:
By: Wayne Allyn Root
Wayne Allyn Root, CEO